TERYL RESOURCES CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996     Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company” or “Teryl”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES CORP. ANNOUNCES 161 AUGER DRILLING HOLES
COMPLETED ON NEW GOLD ZONE ON THE WESTRIDGE PROPERTY,
FAIRBANKS, ALASKA

For Immediate Release: November 4, 2004, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC: Pinksheet Symbol: TRYLF) wishes to announce a total of 161 power auger soil samples were collected on a small grid over the southern part of the West Ridge claims adjacent to and within the ¼ mile square block of State Trust land leased to Teryl last year. In addition to the 161 auger samples, 14 shovel soil samples were collected in the same area as previous rock sampling which returned gold values ranging up to 4,350 ppb (4.3 gpt or 0.127 opt). The grid was extended to the south onto the northwestern edge of the Fox Creek claims in an attempt to see if mineralization on the two properties could be linked via soil samples (see news release dated November 3, 2005). All samples were shipped to ALS Chemex Labs for gold plus multi-element suite analyses.

As reported by Curt Freeman, of Avalon Development Corp., of the 175 soil samples collected, 29 returned values greater than 100 parts per billion gold with the maximum value being 981 parts per billion. An additional 32 returned anomalous gold values ranging between 50 and 100 parts per billion. Anomalous gold was associated with elevated arsenic, antimony, lead, bismuth and tungsten. The presence of anomalous bismuth (to 15 ppm) and tungsten (to 370 ppm) in soils suggests that gold mineralization within the sample grid may be intrusive related, a similarity shared by several other intrusive-related gold systems the Fairbanks District.

Anomalous gold and pathfinder elements in the 2004 soil grid occur in four discrete areas of the grid and all four areas are open to expansion into lands owned and leased by Teryl. Additional soil auger work is recommended to identify drilling targets in this part of the property.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100%-interest in the West Ridge property, and has obtained a mining lease on the adjoining Fox Creek Claims. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact: John Robertson
President	Tel. 800-665-4616

Contact:	Business Office
800-665-4616
or
877-549-GOLD (4653)

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.